UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   March 3, 2003

Cowlitz Bancorporation
(Exact Name of Registrant as specified in its charter)

Oregon	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave., Longview, Washington	98632
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 360-423-9088

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

             Not applicable.

      (b)   Pro Forma Financial Information

             Not applicable.

      (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

  (99)   Press Release

Item 9. Regulation FD Disclosure

      On March 3, 2003, Cowlitz Bancorporation issued a press release announcing the appointment of Richard J. Fitzpatrick as its President and CEO and Ernie Ballou as its Executive Vice President/Chief Credit Administrator. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                         COWLITZ BANCORPORATION
                         (Registrant)

                         /s/ Richard J. Fitzpatrick
Date: March 5, 2003   By: Richard J. Fitzpatrick
                         President and CEO

March 3, 2003 11:00 a.m. Pacific Time

Company Press Release

SOURCE: Cowlitz Bancorporation
CONTACT: Richard J. Fitzpatrick, President & CEO
             Don P. Kiser, Chief Financial Officer
             (360) 423-9800

Cowlitz Bancorporation Announces the Appointment of New President/CEO and Chief Credit Administrator

LONGVIEW, Wash., March 3, 2003/PRNewswire/ -- Benjamin Namatinia, Chairman of Cowlitz Bancorporation (NASDAQ: **CWLZ**), the holding company for Cowlitz Bank, today announced that Richard J. Fitzpatrick has been appointed President and CEO of Cowlitz Bancorporation and Cowlitz Bank. Mr. Fitzpatrick replaces Paul L. Campbell, former President and CEO, who retired in January. Mr. Fitzpatrick has also been appointed to fill the vacancy on the Board of Directors, left by Mr. Campbell. At the next annual shareholders' meeting, Mr. Fitzpatrick will be nominated by the Board of Directors for election by the shareholders.

Previously, Mr. Fitzpatrick spent nine years with Banknorth Group Inc., most recently as Regional President, responsible for Vermont and New York. Other positions he held include, Chief Banking Officer responsible for Banknorth Group Inc.'s seven banks, and President and Chief Executive Officer of Howard Bank, a subsidiary of Banknorth Group, Inc.

Mr. Fitzpatrick said he plans to strengthen the Bank's dedication to exceptional customer service, increase investment in our communities through higher levels of commercial and retail lending, and expand the Company's commitment to community service.   These steps, combined with more astute financial management, should lead us to the higher returns that our shareholders deserve.

Mr. Namatinia stated, "Cowlitz is fortunate to have secured a Chief Executive Officer with Mr. Fitzpatrick's experience and expertise. We are confident in his ability to take the Bank to the next level, both in terms of service and professionalism. Mr. Fitzpatrick has the vision that will encourage and support our staff in serving our customers at a superior level."

Ernie Ballou had also joined the Bank as Executive Vice President/Chief Credit Administrator. Mr. Ballou has over thirty years of lending experience including over twenty years with First Interstate Bank. He was Chief Credit Officer for First Interstate Bank of Washington, and most recently Manager for the Credit Administration Division in Washington, Idaho, Montana, and Alaska. He has also managed large commercial branches and specialized commercial lending departments, including both business and commercial real estate lending.

Mr. Namatinia said, "Mr. Ballou brings the expertise needed to expand the Bank's impact on the commercial markets. The team we have built at Cowlitz has a solid banking background, a common vision, with a commitment to provide exceptional customer service."

Cowlitz Bancorporation is the holding company of Cowlitz Bank. Cowlitz Bank's divisions include Bay Bank, Bellevue, Washington; Northern Bank of Commerce, Portland, Oregon; and Bay Mortgage, with offices in Bellevue, Seattle, Longview and Vancouver. Cowlitz specializes in commercial banking services for Northwest businesses, professionals and retail customers, with a total of eight branches. Financial services in addition to banking include trust services, escrow services, and mortgage banking.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those contained in the Company's reports on file with the SEC. Specific risks in this press release include the ability to increase income through successfully strengthening customer service, generating higher levels of lending, expanding community service and improving financial management of the Company.